Exemption number 82 4639

KGHM Polska Miedź
Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

Mail Processing
Section

AUG 1 ? 2008

Washington, DC
103

14 August 2008
NI/ 48 /2008

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
100 F St., NE
Washington, DC 20549

SUPPL

08004603

Członkowie Zarządu
KGHM POLSKA MIEDŹ S.A.:

Mirosław Krutin
Prezes Zarządu

Herbert Wirth
I Wiceprezes Zarządu

Maciej Tybura
Wiceprezes Zarządu

Enclosed please find the hard copy of the consolidated quarterly report of KGHM Polska Miedź S.A. with quarterly financial information of KGHM Polska Miedź S.A. for the second quarter of 2008.

Leszek Mierzwa (contact name)
Executive Director, Equity Supervision
and Investor Relations

Phone: ++48 76 747 81 30
Fax: ++48 76 747 81 39

PROCESSED
SEP 0 2 2008
THOMSON REUTERS

Sincerely

WICEPREZES ZARZĄDU
Maciej Tybura

I WICEPREZES ZARZĄDU
Herbert Wirth

Zarejestrowana pod nr KRS 0000023302 w Sądzie Rejonowym dla Wrocławia Fabrycznej, IX Wydział Gospodarczy Krajowego Rejestru Sądowego, gdzie przechowywana jest dokumentacja spółki

Kapitał zakładowy:

2.000.000.000 zł
(z czego wpłacono 2.000 000.000 zł)

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated quarterly report QSr 2/2008

(In accordance with §86, section 2 and §87, section 1 of the Decree of the Minister of Finance dated 19 October 2005 – Journal of Laws No. 209, point 1744)

for issuers of securities involved in production, construction, trade or services activities

For the second quarter of the financial year **2008** comprising the period from **1 April 2008** to **30 June 2008**
Containing the condensed consolidated financial statements according to International Financial Reporting Standards in PLN, and condensed financial statements according to International Financial Reporting Standards in PLN.

publication date: 14 August 2008

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	**Metals industry**
(name of issuer in brief)	(issuer branch title per the Warsaw Stock Exchange)
59-301	**LUBIN**
(postal code)	(city)
M. Skłodowskiej – Curie	**48**
(street)	(number)
(48 76) 74 78 200	**(48 76) 74 78 500**
(telephone)	(fax)
IR@BZ.KGHM.pl	**www.kghm.pl**
(e-mail)	(website address)
692–000–00-13	**390021764**
(NIP)	(REGON)

SELECTED FINANCIAL ITEMS

data concerning the condensed consolidated financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	2 quarters accrued for the 6 months ended 30 June 2008	2 quarters accrued for the 6 months ended 30 June 2007	2 quarters accrued for the 6 months ended 30 June 2008	2 quarters accrued for the 6 months ended 30 June 2007
I. Sales	6 750 769	6 467 899	1 941 215	1 680 585
II. Operating profit	1 963 628	2 126 559	564 650	552 554
III. Profit before income tax	2 091 440	2 233 777	601 403	580 413
IV. Profit for the period	1 719 159	1 825 641	494 352	474 365
V. Profit for the period attributable to shareholders of the Parent Entity of the Group	1 719 410	1 825 334	494 424	474 285
VI. Profit for the period attributable to minority interest	(251)	307	(72)	80
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	8.60	9.13	2.47	2.37
IX. Net cash generated from operating activities	1 266 888	1 813 154	364 300	471 120
X. Net cash used in investing activities	(602 891)	(559 488)	(173 364)	(145 374)
XI. Net cash used in/gene rated from financing activities	(22 904)	21 320	(6 586)	5 540
XII. Total net cash flow	641 093	1 274 986	184 350	331 286

	At 30 June 2008	At 31 December 2007	At 30 June 2008	At 31 December 2007
XIII. Non-current assets	8 021 312	7 932 257	2 391 423	2 214 477
XIV. Current assets	6 843 420	5 570 957	2 040 254	1 555 264
XV. Non-current assets held for sale	550	184	164	51
XVI. Total assets	14 865 282	13 503 398	4 431 841	3 769 792
XVII. Non-current liabilities	1 616 133	1 710 812	481 824	477 613
XVIII. Current liabilities	3 832 782	2 290 977	1 142 681	639 580
XIX. Equity	9 416 367	9 501 609	2 807 336	2 652 599
XX. Minority interest	47 296	47 621	14 101	13 295

data concerning the condensed financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	2 quarters accrued for the 6 months ended 30 June 2008	2 quarters accrued for the 6 months ended 30 June 2007	2 quarters accrued for the 6 months ended 30 June 2008	2 quarters accrued for the 6 months ended 30 June 2007
I. Sales	6 030 935	5 860 077	1 734 223	1 522 652
II. Operating profit	2 194 500	2 267 276	631 039	589 117
III. Profit before income tax	2 176 687	2 255 092	625 916	585 951
IV. Profit for the period	1 814 690	1 857 671	521 823	482 687
V. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VI. Earnings per ordinary share (in PLN/EUR)	9.07	9.29	2.61	2.41
VII. Net cash generated from operating activities	1 194 495	1 687 601	343 483	438 497
VIII. Net cash used in investing activities	(552 157)	(424 687)	(158 775)	(110 348)
IX. Net cash used in financing activities	(3 249)	(7 472)	(934)	(1 941)
X. Total net cash flow	639 089	1 255 442	183 774	326 208

	At 30 June 2008	At 31 December 2007	At 30 June 2008	At 31 December 2007
XI. Non-current assets	7 566 138	7 431 425	2 255 721	2 074 658
XII. Current assets	6 187 712	4 992 205	1 844 765	1 393 692
XIII. Non-current assets held for sale	550	-	164	-
XIV. Total assets	13 754 400	12 423 630	4 100 650	3 468 350
XV. Non-current liabilities	1 428 958	1 439 396	426 021	401 841
XVI. Current liabilities	3 349 136	2 018 285	998 490	563 452
XVII. Equity	8 976 306	8 965 949	2 676 139	2 503 057

Table of contents to the consolidated quarterly report

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated financial statements

Consolidated balance sheet

	At	
	30 June 2008	**31 December 2007**
Assets	**(unaudited)**	
Non-current assets		
Property, plant and equipment	6 744 233	6 614 352
Intangible assets	118 047	119 231
Investment property	16 517	16 517
Investments in associates	659 760	690 096
Deferred tax assets	319 174	320 506
Available-for-sale financial assets	44 759	47 155
Held-to-maturity investments	57 292	43 934
Derivative financial instruments	8 154	33 395
Trade and other receivables	53 376	47 071
	8 021 312	**7 932 257**
Current assets		
Inventories	1 862 653	1 744 495
Trade and other receivables	1 411 543	925 367
Current corporate tax receivables	1 669	7 377
Available-for-sale financial assets	100 623	-
Derivative financial instruments	16 429	81 622
Cash and cash equivalents	3 450 503	2 812 096
	6 843 420	**5 570 957**
Non-current assets held for sale	**550**	**184**
TOTAL ASSETS	**14 865 282**	**13 503 398**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Parent Entity		
Share capital	2 000 000	2 000 000
Other reserves	8 791	13 118
Retained earnings	7 360 280	7 440 870
	9 369 071	**9 453 988**
Minority interest	**47 296**	**47 621**
TOTAL EQUITY	**9 416 367**	**9 501 609**
LIABILITIES		
Non-current liabilities		
Trade and other payables	21 848	24 762
Borrowings and finance lease liabilities	69 756	162 909
Derivative financial instruments	-	3 087
Deferred tax liabilities	34 282	29 804
Liabilities due to employee benefits	944 331	919 923
Provisions for other liabilities and charges	545 916	570 327
	1 616 133	**1 710 812**
Current liabilities		
Trade and other payables	3 437 308	1 646 406
Borrowings and finance lease liabilities	195 165	113 201
Current corporate tax liabilities	30 159	343 377
Derivative financial instruments	61	14 335
Liabilities due to employee benefits	79 643	77 402
Provisions for other liabilities and charges	90 446	96 256
	3 832 782	**2 290 977**
TOTAL LIABILITIES	**5 448 915**	**4 001 789**
TOTAL EQUITY AND LIABILITIES	**14 865 282**	**13 503 398**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated income statement

	Financial period			
	for the 3 months ended 30 June 2008	**for the 6 months ended 30 June 2008**	**for the 3 months ended 30 June 2007**	**for the 6 months ended 30 June 2007**
	(unaudited)	**(unaudited)**	**(unaudited)**	**(unaudited)**
CONTINUED ACTIVITIES:				
Sales	3 410 956	6 750 769	3 538 193	6 467 899
Cost of sales	(2 148 734)	(4 054 068)	(1 973 004)	(3 639 149)
Gross profit	**1 262 222**	**2 696 701**	**1 565 189**	**2 828 750**
Selling costs	(60 833)	(113 216)	(36 001)	(95 652)
Administrative expenses	(154 792)	(347 739)	(169 280)	(344 774)
Other operating income	127 364	314 135	480 473	1 073 207
Other operating costs	(219 077)	(586 253)	(633 240)	(1 334 972)
Operating profit	**954 884**	**1 963 628**	**1 207 141**	**2 126 559**
Finance costs - net	(12 245)	(24 712)	(7 483)	(15 212)
Share of profits of associates accounted for using the equity method	82 019	152 524	68 286	122 430
Profit before income tax	**1 024 658**	**2 091 440**	**1 267 944**	**2 233 777**
Income tax expense	(182 840)	(372 281)	(234 660)	(408 136)
Profit for the period	**841 818**	**1 719 159**	**1 033 284**	**1 825 641**
attributable to:				
shareholders of the Parent Entity	841 598	1 719 410	1 032 842	1 825 334
minority interest	220	(251)	442	307
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)				
- basic	4.21	8.60	5.16	9.13
- diluted	4.21	8.60	5.16	9.13

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity				
	Share capital	**Other reserves**	**Retained earnings**	**Attributable to minority interest**	**Total equity**
At 1 January 2007 as previously stated	**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period errors	**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007	**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	-	698 586	-	-	698 586
Fair value losses on available-for-sale financial assets	-	(1 845)	-	-	(1 845)
Deferred tax	-	(137 452)	-	-	(137 452)
Total income/(expenses) recognised directly in equity	**-**	**559 289**	**-**	**-**	**559 289**
Profit for the period	-	-	1 825 334	307	1 825 641
Total recognised income/(expenses)	**-**	**559 289**	**1 825 334**	**307**	**2 384 930**
Dividends for 2006	-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest	-	-	-	1 531	1 531
At 30 June 2007 (unaudited)	**2 000 000**	**128 128**	**5 331 645**	**46 600**	**7 506 373**
At 1 January 2008	**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	-	(2 095)	-	-	(2 095)
Fair value losses on available-for-sale financial assets	-	(2 073)	-	-	(2 073)
Deferred tax	-	(159)	-	-	(159)
Total income/(expenses) recognised directly in equity	**-**	**(4 327)**	**-**	**-**	**(4 327)**
Profit/(loss) for the period	-	-	1 719 410	(251)	1 719 159
Total recognised income/(expenses)	**-**	**(4 327)**	**1 719 410**	**(251)**	**1 714 832**
Dividends for 2007	-	-	(1 800 000)	(74)	(1 800 074)
At 30 June 2008 (unaudited)	**2 000 000**	**8 791**	**7 360 280**	**47 296**	**9 416 367**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated cash flow statement

	Financial period	
	for the 6 months ended 30 June 2008	for the 6 months ended 30 June 2007
	(unaudited)	(unaudited)
Cash flow from operating activities		
Cash generated from operating activities	1 941 029	2 408 938
Income tax paid	(674 141)	(595 784)
Net cash generated from operating activities	**1 266 888**	**1 813 154**
Cash flow from investing activities		
Purchase of property, plant and equipment and intangible assets	(572 611)	(613 530)
Proceeds from sale of property, plant and equipment and intangible assets	8 660	11 012
Proceeds from sale of investment property	-	35 924
Purchase of held-to-maturity investments	(64 844)	(202 797)
Proceeds from sale of held-to-maturity investments	64 844	175 038
Purchase of available-for-sale financial assets	(100 005)	(200 000)
Proceeds from sale of available-for-sale financial assets	151	61 254
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(13 361)	(32 152)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund	-	22 096
Repayments of loans granted	-	250
Interest received	753	471
Dividends received	91 410	203 167
Other investment expenses	(17 888)	(20 221)
Net cash used in investing activities	**(602 891)**	**(559 488)**
Cash flow from financing activities		
Expenses connected to transactions with minority interest	-	(464)
Proceeds from loans and borrowings	30 158	55 562
Repayments of loans and borrowings	(45 733)	(25 716)
Payments of liabilities due to finance leases	(836)	(4 194)
Interest paid	(6 604)	(3 868)
Dividends paid	(24)	-
Other financial inflow	135	-
Net cash used in/generated from financing activities	**(22 904)**	**21 320**
Total net cash flow	**641 093**	**1 274 986**
Exchange losses on cash and cash equivalents	(2 686)	(16 132)
Movements in cash and cash equivalents	**638 407**	**1 258 854**
Cash and cash equivalents at beginning of the period	**2 812 096**	**2 321 131**
Cash and cash equivalents at end of the period	**3 450 503**	**3 579 985**
including restricted cash and cash equivalents	1 682	2 171

Selected explanatory data to the consolidated financial statements

I. Policies applied in preparing the financial statements

1. Introduction

The Parent Entity of the KGHM Polska Miedź S.A. Group is KGHM Polska Miedź S.A. with its registered head office in Lubin, whose shares are traded on a regulated market. The core business of the Company is the production of copper and silver.

The principal activities of the Group comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- transport services,
- activities in the areas of research, analysis and design,
- production of road-building materials, and
- recovery of metals associated with copper ores.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Organisational structure of the KGHM Polska Miedź S.A. Group at 30 June 2008


Parent entity
KGHM Polska Miedź S.A.
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM CUPRUM sp. z o.o. - CBR
"Energetyka" sp. z o.o
KGHM Polish Copper Ltd.
CBJ sp. z o.o.
POL-MIEDŹ TRANS Sp. z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO S.P.R.L.
KGHM Metraco S.A.
PeBeKa S.A.
DIALOG S.A.
AVISTA MEDIA Sp. z o.o.
Vivid.pl S.A.
"Zagłębie" Lubin SSA
KGHM LETIA S.A.
PHP "MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
KGHM Ecoren S.A.
WFP Hefra SA
WM "ŁABĘDY" S.A.
Walcownia Metali Nieżelaznych spółka z o.o.
DFM ZANAM - LEGMET Sp. z o.o.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE S.A.
Subsidiaries and indirect subsidiaries subject to consolidation
PU "Mercus Serwis" Sp. z o.o.
PCPM sp. z o.o.
TUW-CUPRUM
Subsidiaries and indirect subsidiaries not subject to consolidation
Polkomtel S.A.
MINOVA-KSANTE Spółka z o.o.
Associates
PHU "Mercus Bis" Sp. z o.o.
Indirect associates not accounted for using the equity method

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

In the current quarter KGHM Polska Miedź S.A. consolidated 25 subsidiary entities, while 2 associated entities were accounted for using the equity method.
Beginning from 1 January 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described in IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., PU „Mercus Serwis" Sp. z o.o. and TUW Cuprum. Altogether, in the presented consolidated financial statements 3 subsidiaries were not consolidated, and the shares in one associated entity were measured at cost less an impairment loss. Exclusion of these entities from consolidation does not effect the honest presentation of the assets, financial result and cash flow of the Group.

The following quarterly report includes:

1. the consolidated financial statements of KGHM Polska Miedź S.A. for the current period from 1 April to 30 June 2008 and the comparable period from 1 April to 30 June 2007, together with selected explanatory data to the consolidated financial statements, and
2. other information to the consolidated quarterly report.

The quarterly financial information of KGHM Polska Miedź S.A. for the current period from 1 April to 30 June 2008 and the comparable period from 1 April to 30 June 2007 is an integral part of the report.

2. Accounting policies

The following consolidated financial statements and separate financial statements have been prepared in accordance with International Financial Reporting Standards approved by the European Union. The above-mentioned policies were published on 22 April 2008 in the consolidated annual report RS 2007.

Presentation of these statements is based on IAS 34, "Interim Financial Reporting", applying these same principles for the current and comparable periods, adjusting the comparable period to the changes of presentation adopted in the statement in the current period:

a) in the income statement the result on measurement and settlement of derivative instruments was presented separately (negative and positive effects) because of its significance. The results of this change in the amount of PLN 967 893 thousand increased other operating costs and other operating income (in the separate financial statements other operating costs and other operating income were increased in the amount of PLN 966 764 thousand).

b) presentation of the Mine Closure Fund and of the financial assets financed from the resources of this Fund has been changed - they are presented separately, adjusting their presentation to the manner of presentation of the provision for the decommissioning of mines and other facilities. The result of the change in presentation is an increase in the total assets at 31 December 2007 in the amount of PLN 43 893 thousand (an increase in the total assets at 31 December 2007 in the separate financial statements in the amount of PLN 43 893 thousand).

II. Information on significant changes in estimates

1. Provisions for future liabilities

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments paid after the period of employment. The result of this change in estimates is a decrease in the provision and an increase in financial result in the amount of PLN 7 968 thousand (after reflecting the results in deferred tax an increase in profit in the amount of PLN 6 457 thousand),

(an accrued decrease in profit after reflecting the results in deferred tax by PLN 21 586 thousand since the beginning of the financial year)

1.2 provision for future costs of decommissioning (restoration) of the Parent Entity's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of prevailing law or standard practice. The result of this change in estimates is an increase in the provision in the amount of PLN 52 thousand which decreased financial result in the amount of PLN 9 477 thousand and property, plant and equipment in the amount of PLN 9 425 thousand. The increase in the provision resulted in a decrease in deferred tax assets in the amount of PLN 359 thousand,

(an accrued decrease in provision by PLN 15 608 thousand since the beginning of the financial year, of which PLN 32 551 thousand was settled as a decrease in property, plant and equipment and PLN 16 943 thousand was settled as a decrease in profit)

1.3 provisions for future employee remuneration costs together with charges in the amount of PLN 160 082 thousand, paid (in accordance with the Collective Labour Agreements) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

(an accrued decrease in financial result by PLN 316 824 thousand since the beginning of the financial year)

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

1.4 provisions for liabilities which arose in the years 1999-2002 due to premiums to the Social Insurance Institution (ZUS) on the income of employees increased by the costs of their quatering and travel to a worksite whose distance from their residence prevents them from daily travel to and from work. The basis for recognition of this provision was a resolution of the Supreme Court on applying a ten-year period of limitation on liabilities to ZUS. The creation of these provisions caused a decrease in financial result in the amount of PLN 13 367 thousand,
1.5 provisions for future costs due to an on-going suit filed by the company Intracom for damages due to the breach of a contract for the supply of equipment and services. The creation of these provisions caused a decrease in the financial result in the amount of PLN 5 000 thousand,
1.6 provisions for liabilities due to court proceedings related to damages incurred due to a fire in an installation of the Legnica smelter in 2004. The creation of these provisions caused a decrease in the financial result in the amount of PLN 1 950 thousand.

The recognition of other provisions for liabilities did not significantly impact the current period financial result.

2. Deferred income tax

The result of differences between the carrying amount and the tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was a decrease in the deferred tax asset in the current quarter in the amount of PLN 17 055 thousand, which was settled as a decrease of profit.
(an accrued increase in the deferred tax asset by PLN 923 thousand since the beginning of the financial year, of which the following was settled:
- *as an increase of profit, PLN 1 042 thousand*
- *as a decrease of the revaluation reserve on hedging financial instruments, PLN 119 thousand)*

There was an increase in the deferred tax liability in the amount of PLN 2 759 thousand, of which the following was settled:
- as a decrease of profit, PLN 2 890 thousand
- as an increase of the revaluation reserve on hedging financial instruments and on available-for-sale financial instruments, PLN 131 thousand

(an accrued increase in the deferred tax liability by PLN 6 732 thousand since the beginning of the financial year, of which the following was settled:
- *as a decrease of profit, PLN 6 692 thousand*
- *as a decrease of the revaluation reserve on hedging financial instruments and on available-for-sale financial instruments, PLN 40 thousand)*

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 319 174 thousand, while the deferred tax liability was set at PLN 34 282 thousand.

III. Financial assets and property, plant and equipment

In the current quarter changes in financial assets were with respect to:

- **investments in associates** – as a result of applying the equity method there was an increase in the value of investments due to the share of profits of associates for the second quarter in the amount of PLN 82 019 thousand.

(an accrued decrease in the value of shares of Polkomtel S.A. by the received dividend in the amount of PLN 182 860 thousand and increase in the value of investments due to the share of profits of associates for the financial period in the amount of PLN 152 524 thousand since the beginning of the financial year)

- **available-for-sale financial assets**

non-current – gains on measurement were recognised in other reserves in the amount of PLN 928 thousand, and an impairment loss was reversed in other operating income in the amount of PLN 50 thousand;
(accrued losses due to measurement since the beginning of the financial year were settled in other reserves in the amount of PLN 2 696 thousand, and an impairment loss was reversed in other operating income in the amount of PLN 78 thousand, in addition assets were acquired in the amount of PLN 222 thousand)

current – participation units of KBC GAMMA were acquired in the amount of PLN 100 000 thousand. The impact of the measurement of these units in the amount of PLN 623 thousand increased other reserves,

- **held-to-maturity investments**

non-current – financial assets financed from the resources of the Mine Closure Fund were acquired in the amount of PLN 845 thousand.
(an accrued acquisition in the amount of PLN 13 358 thousand since the beginning of the financial year)

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

- **derivative financial instruments** – due to a change in macroeconomic conditions, financial result was decreased by PLN 43 240 thousand. This adjustment was mainly due to a change in the time value of options which are settled in a future period, while other reserves were decreased by PLN 4 068 thousand.
(an accrued decrease in financial result by PLN 162 988 thousand and decrease in other reserves by PLN 2 094 thousand since the beginning of the financial year)

- **financial receivables** – an impairment allowance was recognised in the amount of PLN 2 233 thousand (an excess of impairment allowance recognised, PLN 6 752 thousand over reversed, PLN 4 519 thousand), of which the most important item is impairment allowance on trade receivables.
(an accrued impairment allowance in the amount of PLN 2 887 thousand since the beginning of the financial year (an excess of impairment recognised of PLN 9 440 thousand over reversed of PLN 6 553 thousand)

In addition in the current quarter the following impairment losses on other assets were recognised or reversed:

property, plant and equipment and intangible assets
- impairment loss recognised PLN 4 346 thousand
- impairment loss reversed PLN 166 thousand

(accrued since the beginning of the financial year
- *impairment loss recognised PLN 17 049 thousand*
- *impairment loss reversed PLN 14 592 thousand)*

non-financial receivables
- write-off of impairment allowance recognised in prior periods PLN 2 299 thousand
- impairment allowance reversed PLN 148 thousand

(accrued since the beginning of the financial year
- *impairment allowance recognised PLN 170 thousand*
- *impairment allowance reversed PLN 4 434 thousand)*

inventories
- write-down recognised PLN 1 119 thousand
- write-down reversed PLN 228 thousand

(accrued since the beginning of the financial year
- *write-down recognised PLN 1 201 thousand*
- *write down reversed PLN 943 thousand)*

IV. Selected additional explanatory notes

1. Sales

	Financial period			
	for the 3 months ended 30 June 2008	**for the 6 months ended 30 June 2008**	**for the 3 months ended 30 June 2007**	**for the 6 months ended 30 June 2007**
Copper, precious metals, smelter by-products	3 025 359	6 018 650	3 228 104	5 862 199
Energy	6 698	17 931	5 912	16 828
Services	289 455	532 413	209 283	410 285
Mining machinery, transport vehicles for mining and other	9 429	20 489	8 413	9 173
Goods for resale	55 615	112 688	69 938	128 909
Wastes and materials	2 748	5 015	2 851	5 281
Other goods	21 652	43 583	13 692	35 224
Total	**3 410 956**	**6 750 769**	**3 538 193**	**6 467 899**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

2. Costs by type

	Financial period			
	for the 3 months ended 30 June 2008	**for the 6 months ended 30 June 2008**	**for the 3 months ended 30 June 2007**	**for the 6 months ended 30 June 2007**
Depreciation of property, plant and equipment and amortisation of intangible assets	165 852	330 421	146 420	288 887
Employee benefit costs	730 739	1 492 702	675 445	1 376 114
Materials and energy consumption	956 222	1 747 550	784 752	1 392 232
External services	448 188	805 175	326 137	627 054
Taxes and charges	97 873	182 157	77 635	160 408
Advertising costs and representation expenses	15 673	27 992	22 883	35 503
Property and personal insurance	4 747	9 364	4 682	9 845
Research and development costs not capitalised in intangible assets	683	683	213	237
Other costs, of which:	13 365	25 639	5 547	22 422
Impairment of property, plant and equipment, intangible assets	997	13 700	-	7
Write-down of inventories	1 119	1 201	725	1 225
Allowance for impairment of trade receivables	6 636	9 131	4 234	7 170
Reversal of impairment of property, plant and equipment, intangible assets	-	(14 426)	-	-
Reversal of write-down of inventories	(228)	(943)	(456)	(997)
Reversal of allowance for impairment of trade receivables	(4 461)	(6 293)	(11 549)	(15 019)
Other operating costs	9 302	23 269	12 593	30 036
Total costs by type	**2 433 342**	**4 621 683**	**2 043 714**	**3 912 702**
Cost of goods for resale and materials sold (+), of which:	36 904	72 871	58 029	106 183
Allowance for impairment of receivables	73	255	185	299
Reversal of allowance for impairment of receivables	(49)	(231)	(360)	(477)
Change in inventories of finished goods and work in progress (+/-)	17 612	30 866	167 956	238 422
Cost of manufacturing products for internal use (-)	(123 499)	(210 397)	(91 414)	(177 732)
Total cost of sales, selling and administrative costs	**2 364 359**	**4 515 023**	**2 178 285**	**4 079 575**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

3. Other operating income

	Financial period			
	for the 3 months ended 30 June 2008	**for the 6 months ended 30 June 2008**	**for the 3 months ended 30 June 2007**	**for the 6 months ended 30 June 2007**
Income and gains from financial instruments classified under other operating activities, resulting from:	118 589	289 488	460 712	1 038 676
Interest on financial instruments	36 650	69 100	29 175	54 772
Measurement and realisation of derivative instruments	77 768	215 978	418 797	967 893
Gains from the disposal of financial instruments	4 116	4 303	15 723	15 933
Foreign exchange losses	(4)	-	(3 011)	-
Reversal of impairment losses on available-for-sale financial assets	50	78	27	58
Reversal of allowance for impairment of receivables	9	29	1	20
Gains from the disposal of investment property	-	-	16 122	16 122
Gains from the disposal of perpetual usufruct of land	420	420	-	-
Gains from the disposal of intangible assets	(1 366)	5	(3)	-
Other interest	3	4 445	1	130
Dividends received	50	50	-	-
Reversal of impairment losses on assets under construction	166	166	-	-
Reversal of allowance for impairment of other non-financial receivables	148	4 434	-	118
Government grants and other donations received	716	1 136	1 162	1 385
Release of unused provisions	4 930	6 729	2 571	3 339
Penalties and compensation received	1 298	2 903	3 563	4 578
Other operating income/gains	2 410	4 359	(3 655)	8 859
Total other operating income	**127 364**	**314 135**	**480 473**	**1 073 207**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

4. Other operating costs

	Financial period			
	for the 3 months ended 30 June 2008	**for the 6 months ended 30 June 2008**	**for the 3 months ended 30 June 2007**	**for the 6 months ended 30 June 2007**
Costs and losses on financial instruments classified as other operating costs:	179 315	532 703	597 293	1 271 446
Measurement and realisation of derivative instruments	121 008	378 966	546 303	1 220 289
Interest on financial liabilities	14	96	13	178
Foreign exchange losses	58 250	153 587	50 975	50 975
Allowances for impairment of loans and receivables	43	54	2	4
Decrease in the fair value of investment property	-	-	-	6 036
Losses from the sale of shares in subsidiaries	-	-	872	872
Allowances for impairment of other non-financial receivables	(2 299)	170	11 253	11 363
Losses from the disposal of intangible assets	-	-	809	809
Losses on the sale of property, plant and equipment	(11)	1 825	(484)	647
Impairment losses on assets under construction	3 349	3 349	19	19
Interest on overdue non-financial liabilities	325	455	4 348	4 509
Donations granted	5 542	7 649	2 597	6 605
Provisions for liabilities	22 529	25 070	14 410	17 564
Penalties and compensation paid	952	2 949	1 574	3 200
Other operating costs/losses	9 375	12 083	549	11 902
Total other operating costs	**219 077**	**586 253**	**633 240**	**1 334 972**

5. Net finance costs

	Financial period			
	for the 3 months ended 30 June 2008	**for the 6 months ended 30 June 2008**	**for the 3 months ended 30 June 2007**	**for the 6 months ended 30 June 2007**
Interest expense:	3 544	7 271	2 175	4 336
On bank and other loans	3 733	6 895	2 255	4 193
Due to finance leases	(189)	376	(80)	143
Net exchange gains on borrowings	(722)	(1 101)	(1 316)	(1 181)
Changes in the value of provisions due to unwinding of discount	9 397	18 477	6 680	12 105
Other net finance costs	26	65	(56)	(48)
Total net finance costs	**12 245**	**24 712**	**7 483**	**15 212**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

6. Borrowings and liabilities due to finance leases

	At	
	30 June 2008	31 December 2007
Non-current	**69 756**	**162 909**
Bank loans	40 012	132 440
Loans	11 781	13 781
Finance lease liabilities	17 963	16 688
Current	**195 165**	**113 201**
Bank loans	181 727	101 890
Loans	6 702	7 722
Finance lease liabilities	6 736	3 589
Total	**264 921**	**276 110**

7. Cash generated from operating activities

	Financial period	
	for the 6 months ended 30 June 2008	for the 6 months ended 30 June 2007
Profit for the period	**1 719 159**	**1 825 641**
Adjustments:	**665 281**	**486 966**
Income tax from the income statement	372 281	408 136
Depreciation/amortisation	330 421	288 887
Share of profits of associates accounted for using the equity method	(152 524)	(122 430)
Interest and share in profits (dividends)	6 214	3 763
Foreign exchange losses	1 632	16 547
Change in provisions	28 978	8 031
Change in derivative instruments	70 977	(101 019)
Other adjustments	7 302	(14 949)
Changes in working capital:	**(443 411)**	**96 331**
Inventories	(118 196)	2 236
Trade and other receivables	(388 873)	(48 787)
Trade and other payables	63 658	142 882
Cash generated from operating activities	**1 941 029**	**2 408 938**

V. Situation and results of significant companies

DIALOG S.A.

The KGHM Polska Miedź S.A. Group has prepared consolidated financial statements according to IFRS since 1 January 2005. DIALOG S.A. has kept accounts and prepared financial statements according to IFRS since 1 January 2008. At the moment of transition of the Group to IFRS, a given level of significance was assumed in making adjustments adapting the financial statements of subsidiaries to the principles of IFRS, which vary from the level of significance assumed for the transition of the accounts of DIALOG S.A. to IFRS. The effect of assuming other levels of significance caused a difference between the equity of DIALOG S.A. at 1 January 2008 and the equity of this company established for the consolidated financial statements of the KGHM Polska Miedź S.A. Group in the amount of PLN 5 086 thousand.
Due to its low level of significance in the consolidated financial statements, this amount decreased the financial result of the current period.

Selected explanatory data to the consolidated financial statements (continuation)

Financial data of DIALOG S.A. included in the consolidated financial statements of KGHM Polska Miedź S.A. ('000 PLN)

	from 01 April 2007 to 30 June 2007	from 01 April 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007	from 1 January 2008 to 30 June 2008	Change*
Sales	121 923	140 135	241 793	278 861	115.3
Operating profit/loss	18 314	(23 082)	27 331	(14 964)	(54.7)
EBITDA	43 293	5 414	75 483	41 199	54.6
Profit/loss for the period	16 683	(21 333)	24 303	(21 202)	(87.2)

** I-VI 2007 = 100*

Sales in the first half of 2008 amounted to PLN 278 861 thousand (versus PLN 241 793 thousand in the first half of 2007 - an increase of 15.3%). Operating profit amounted to PLN (14 964) thousand (versus PLN 27 331 thousand in the first half of 2007). EBITDA amounted to PLN 41 199 thousand (versus PLN 75 483 thousand in the first half of 2007). Profit for the period amounted to PLN (21 202) thousand.
The result of investments carried out in 2007 as well as the efforts of DIALOG S.A. to acquire new customers has begun to visibly impact the sales of the company.
The strong competition from mobile phone operators means that the company is continuing to experience a fall in voice service subscribers using the DIALOG S.A. network. At the end of the first half of 2008, the company had 395.9 thousand ringing lines in its network. There is however dynamic growth in the base of customers to whom DIALOG S.A. provides services based on the TP S.A. network (so-called WLR). At the end of June 2008 the company had 131.3 thousand active WLR customers. In addition the company is expanding its base of Internet customers, in particular with respect to broadband Internet access. At the end of June 2008 it had 124.5 thousand Internet subscribers, including 6.1 thousand BSA service users.
In the first quarter of 2008 sales of a new service – Internet television – also began, which will be an additional service to Internet customers.
The company expects that the dynamic increase in customers will lead to an increase in revenues in 2008. In 2008 DIALOG S.A. will continue the strategy aimed at increasing the number of its subscribers, both as respects voice as well as internet services.

On 4 April 2008 the General Shareholders' Meeting resolved to decrease the share capital of Telefonia DIALOG S.A. by PLN 1 469 850 thousand.
PLN 913 150 thousand of the amount obtained from the decrease in share capital of Telefonia DIALOG S.A. was used to cover the loss from prior years presented in the balance sheet of the company at 31 December 2006, while the remaining PLN 556 700 thousand was transferred to reserve capital created from profit in accordance with the Statutes (Retained earnings). This decrease in capital was carried out without any payout to the company's shareholders. The share capital of Telefonia DIALOG S.A. after registration amounts to PLN 489 950 thousand. 100% of the share capital of the company is owned by KGHM Polska Miedź S.A.

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. in the consolidated financial statements at 30 June 2008 accounted for using the equity method amounted to PLN 656 849 thousand.

Financial results of Polkomtel S.A. ('000 PLN)

	from 01 April 2007 to 30 June 2007	from 01 April 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007	from 1 January 2008 to 30 June 2008	Change*
Sales	1 931 738	2 090 691	3 758 796	4 117 743	109.5
Operating profit	471 828	544 896	836 759	1 014 729	121.3
EBITDA	737 395	867 050	1 366 033	1 606 676	117.6
Profit for the period	357 444	417 104	632 924	775 393	122.5

** I-VI 2007 = 100*

During the first half of 2008 the company achieved sales of PLN 4 117 743 thousand (in the first half of 2007 sales amounted to PLN 3 758 796 thousand – an increase of 9.5%), achieving an operating profit of PLN 1 014 729 thousand. EBITDA amounted to PLN 1 606 676 thousand (versus PLN 1 366 033 thousand in the first half of 2007 - an increase of 17.6%). The company achieved a profit for the period of PLN 775 393 thousand (versus PLN 632 924 thousand in the comparable period of 2007).
On 28 March 2008 the Ordinary General Shareholders' Meeting of Polkomtel S.A. passed a resolution on the appropriation of profit for 2007. Based on the decision of the shareholders the company allocated PLN 1 248 245 thousand to be paid as a dividend from 2007 profit. Due to the fact that the company made an interim dividend payments of PLN 315 700 thousand in December 2007 and of PLN 466 170 thousand in

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

May 2008, the amount of PLN 466 375 thousand remained to be paid. This amount will be paid by 27 November 2008.
The amount of the total dividend from 2007 profit attributable to KGHM Polska Miedź S.A. amounts to PLN 244 764 thousand, of which KGHM Polska Miedź S.A. received PLN 61 905 thousand as an interim dividend in December 2007, the amount of PLN 91 409 thousand received on 28 May 2008, and the remainder of PLN 91 450 thousand will be paid by 27 November 2008.
On 25 March 2008 the International Court of Arbitration in Vienna issued a so-called partial verdict on a claim by Vodafone Americas Inc. which it had filed on 10 March 2006 with the International Court of Arbitration at the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders. This favourable decision for KGHM Polska Miedź S.A. and the other shareholders confirms the validity of the agreement signed 10 March 2006 between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. with TDC Mobile International A/S on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A. The details of this agreement were described in a current report dated 10 March 2006 and in the consolidated annual report for 2007.

VI. Information on seasonal or cyclical activities

The Group is not affected by seasonal or cyclical activities.

VII. Information on the issuance, redemption and repayment of debt and equity securities

There was no issuance, redemption or repayment of debt and equity securities in the Group during the reported period.

VIII. Information related to a paid (or declared) dividend

In accordance with Resolution No. 5/2008 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 26 June 2008 regarding the appropriation of Company profit for financial year 2007 and setting of the right to dividend date and dividend payment date, the amount of PLN 1 800 000 thousand, representing PLN 9.00 per share, was allocated as a shareholders dividend from profit for financial year 2007.
The right to dividend date was set at 18 July 2008, and dividend payment date at 7 August 2008.

All Company shares are ordinary shares.

IX. Subsequent events

On 7 August 2008 a contract was entered into between KGHM Polska Miedź S.A. and Wieland Werke AG for the sale of copper cathodes in years 2009 – 2011.
The estimated value of this contract is from USD 369 727 thousand to USD 448 955 thousand, i.e. from PLN 775 503 thousand to PLN 941 683 thousand, depending on the amount of tonnage under option. This amount was estimated based on the forecast copper price (using a forward curve) and the National Bank of Poland exchange rate from 7 August 2008.
The total estimated value of contracts entered into between KGHM Polska Miedź S.A. and Wieland Werke AG over the last 12 months is from PLN 1 087 061 thousand to PLN 1 278 007 thousand, depending on the amount of tonnage under option.
The highest-value contract signed during this period is the above-mentioned contract.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

X. Contingent and other off-balance sheet items

	At 30 June 2008	Increase/(decrease) since the end of the last financial year
Contingent receivables	**47 601**	**(111 215)**
Contested State budget issues	36 320	(109 734)
Guarantees received	11 281	(1 481)
Off-balance sheet receivables - inventions, implementation of projects	**25 195**	**-**
Contingent liabilities	**665 339**	**(43 321)**
Guarantees granted	35 238	5 236
Promissory note liabilities	9 554	(5 947)
Disputed issues, pending court proceedings	12 986	5 453
Contingent penalties	1 682	(2 211)
Preventive measures in respect of mine-related damages	11 208	1 208
Agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	594 671	(47 060)
Off-balance sheet liabilities	**643 525**	**47 049**
Inventions, implementation of projects	69 176	13 588
Operating leases	67 021	(1 139)
Future payments due to perpetual usufruct of land	507 328	34 600

The value of contingent assets was determined based on estimates.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XI. Business segments

for the period from 1 January 2008 to 30 June 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	6 091 087	278 179	381 503	-	6 750 769
Inter-segment sales	47 827	1 759	763 548	(813 134)	-
Total revenue	**6 138 914**	**279 938**	**1 145 051**	**(813 134)**	**6 750 769**
RESULT					
Segment result	2 439 357	15 056	54 076	(197 122)	2 311 367
Unallocated expenses of Group as a whole	-	-	-	-	(347 739)
Operating profit	-	-	-	-	**1 963 628**
Finance cost - net	-	-	-	-	(24 712)
Share of profit of associates	-	152 044	480	-	152 524
Profit before income tax	-	-	-	-	**2 091 440**
Income tax expense	-	-	-	-	(372 281)
Profit for the period	-	-	-	-	**1 719 159**

At 30 June 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	11 238 737	1 202 887	1 437 551	(408 127)	13 471 048
Investments in entities accounted for using the equity method	-	656 849	2 911	-	659 760
Unallocated assets of Group as a whole	-	-	-	-	734 474
Total consolidated assets	-	-	-	-	**14 865 282**
Segment liabilities	2 619 178	54 945	429 590	(209 342)	2 894 371
Unallocated liabilities of Group as a whole	-	-	-	-	2 554 544
Total consolidated liabilities	-	-	-	-	**5 448 915**

for the period from 1 January 2008 to 30 June 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
Capital expenditures	389 480	35 469	89 253	(14 307)	499 895
Depreciation of property, plant and equipment	230 954	53 460	39 688	(5 997)	318 105
Amortisation of intangible assets	5 766	3 829	2 379	342	12 316
Impairment of property, plant and equipment and intangible assets recognised in income statement (an excess of impairment recognised over reversed)	-	2 457	-	-	2 457
Other non-cash expenses, of which:	15 767	5 945	15 060	(2 586)	34 186
- provisions recognised	5 124	5 309	14 637	-	25 070

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

for the period from 1 January 2007 to 30 June 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	5 957 047	240 895	269 957	-	6 467 899
Inter-segment sales	65 510	2 086	706 755	(774 351)	-
Total revenue	**6 022 557**	**242 981**	**976 712**	**(774 351)**	**6 467 899**
RESULT					
Segment result	2 553 126	43 617	77 855	(203 264)	2 471 334
Unallocated expenses of Group as a whole	-	-	-	-	(344 775)
Operating profit	-	-	-	-	**2 126 559**
Finance cost - net	-	-	-	-	(15 212)
Share of profit of associates	-	121 926	504	-	122 430
Profit before income tax	-	-	-	-	**2 233 777**
Income tax expense	-	-	-	-	(408 136)
Profit for the period	-	-	-	-	**1 825 641**

At 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	10 029 650	1 215 920	1 364 612	(451 750)	12 158 432
Investments in entities accounted for using the equity method	-	687 665	2 431	-	690 096
Unallocated assets of Group as a whole	-	-	-	-	654 870
Total consolidated assets	-	-	-	-	**13 503 398**
Segment liabilities	2 587 784	69 253	362 468	(223 071)	2 796 434
Unallocated liabilities of Group as a whole	-	-	-	-	1 205 355
Total consolidated liabilities	-	-	-	-	**4 001 789**

for the period from 1 January 2007 to 30 June 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
Capital expenditures	307 164	60 833	77 736	(3 925)	441 808
Depreciation of property, plant and equipment	202 318	45 624	35 817	(5 958)	277 801
Amortisation of intangible assets	5 546	2 908	2 265	367	11 086
Impairment of property, plant and equipment and intangible assets recognised in income statement (an excess of impairment recognised over reversed)	7	19	-	-	26
Other non-cash expenses, of which:	26 220	536	1 858	2 629	31 243
- provisions recognised	16 672	37	855	-	17 564

XII. Effects of changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities

In the current quarter there were no changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities.

(amounts in tables in thousand PLN, unless otherwise stated)

Other information to the consolidated quarterly report

Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for 2008, in light of the results presented in this consolidated quarterly report relative to projected results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

In a current report dated 27 March 2008 the KGHM Polska Miedź S.A. Budget assumptions for 2008 were published as approved by the Supervisory Board of the Company on the same day. The Budget assumes the achievement in 2008 of revenues from sales of PLN 11 193 million and of profit for the period of PLN 2 904 million.
In the first half of 2008 KGHM Polska Miedź S.A. earned revenues from sales of PLN 6 031 million and a profit for the period of PLN 1 815 million, meaning an achievement of the planned results respectively of 54% and 62%. The financial results after the first half of 2008 are consistent with the approved Budget for 2008.
Currently, KGHM Polska Miedź S.A. is in the course of preparation of the Adjusted Budget which takes into account the results achieved in the first half of 2008 and the verification of the budget assumptions for the second half of 2008. The macroeconomic assumptions – copper quotations and exchange rate, the most significant for the results, are projected respectively at the level of: 7 800 USD/t and 2.17 PLN/USD annually and 7 495 USD/t and 2.05 PLN/USD in the second half of 2008. This means a decrease in the second half of 2008 in copper quotations in PLN/t by 9% in relation to the quotations assumed in the current Budget.

The Adjusted Budget recommended by the Management Board will be presented for approval to the Supervisory Board. The Adjusted Budget will be published immediately after its approval by the Supervisory Board.

Shareholders holding at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report, and changes in the ownership structure of significant packets of shares of KGHM Polska Miedź S.A. in the period since publication of the prior consolidated quarterly report

At the date of publication of the consolidated report for the first quarter of 2008, i.e. at 9 May 2008, the only shareholder owning at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. was the State Treasury – which owned 83 589 900 shares of KGHM Polska Miedź S.A., representing 41.79% of the share capital and the same number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. (based on an announcement dated 16 May 2007).

Following publication of the consolidated report for the first quarter of 2008, KGHM Polska Miedź S.A. was not informed by any shareholder of any change in the ownership structure of significant packets of shares.

At the date of publication of this report, based on information held by KGHM Polska Miedź S.A., the only shareholder owning at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. remains the State Treasury, which holds 83 589 900 shares of KGHM Polska Miedź S.A. representing 41.79% of the share capital and the same number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A.

Ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., as at the date of publication of the consolidated quarterly report, based on information held by KGHM Polska Miedź S.A. Changes in ownership during the period following publication of the prior consolidated quarterly report

The Members of the Management Board of KGHM Polska Miedź S.A., at the date of publication of the consolidated report for the first quarter of 2008, i.e. at 9 May 2008, did not own any shares or share options of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A. at the date of publication of this report this did not change.

Among supervisory personnel, at the date of publication of the consolidated report for the first quarter of 2008, only Ryszard Kurek owned 10 shares of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A., at the date of publication of this report this did not change.

(amounts in tables in thousand PLN, unless otherwise stated)

Other information to the consolidated quarterly report (continuation)

List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

At 30 June 2008, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, of KGHM Polska Miedź S.A. and its subsidiaries, did not represent at least 10% of the equity of KGHM Polska Miedź S.A.

Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the aggregate value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 000 – which are not typical and routine transactions entered into at arms length between related entities and their nature and terms arise from on-going operating activities

Transaction entered into between Zanam – Legmet Sp. z o.o. (indirect subsidiary of KGHM Polska Miedź S.A.) and KGHM Letia S.A. (direct subsidiary of KGHM Polska Miedź S.A.) related to a sale by Zanam – Legmet Sp. z o.o. of perpetual usufruct of land no. 6/14, built-up area of 0.2734 ha, including: administrative building, lodge, car park. Net value of the transaction: PLN 2 312 thousand. Transaction conditions: payment and delivery of the property by 23 May 2008.

Information on the granting by KGHM Polska Miedź S.A. or by its subsidiary of collateral on credit or loans, or of guarantees – jointly to a single entity or its subsidiary, if the total value of such securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period from 1 January 2008 to 30 June 2008 neither KGHM Polska Miedź S.A. nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

Other information which in the opinion of KGHM Polska Miedź S.A. is significant for the assessment of personnel situation, assets, finances and the financial result and any changes thereto, and information which is significant for assessing the ability to perform its obligations

In the second quarter of 2008 there were no other significant events in KGHM Polska Miedź S.A. and in the entities of the Group, apart from those mentioned in the commentary to the report, which could have a significant impact on the assessment of the material and financial condition, the financial result and any changes thereto, or any other events significant for assessing the personnel situation and the ability to perform its obligations.

Factors which will impact the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the parent entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A.
As a result, the most significant factors impacting the results of the Group through the parent entity in the following quarter are:

- copper and silver prices on the metals markets,
- the USD/PLN exchange rate, and
- electrolytic copper production costs.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A.

Balance sheet	At	
	30 June 2008	31 December 2007
Assets	(unaudited)	
Non-current assets		
Property, plant and equipment	4 954 188	4 832 630
Intangible assets	71 873	74 830
Shares in subsidiaries	1 830 706	1 803 390
Investments in associates	438 559	438 559
Deferred tax assets	156 840	160 781
Available-for-sale financial assets	30 234	32 935
Held-to-maturity investments	57 254	43 893
Derivative financial instruments	8 154	33 395
Trade and other receivables	18 330	11 012
	7 566 138	**7 431 425**
Current assets		
Inventories	1 698 400	1 603 487
Trade and other receivables	1 200 242	772 279
Available-for-sale financial assets	100 623	-
Derivative financial instruments	16 049	81 444
Cash and cash equivalents	3 172 398	2 534 995
	6 187 712	**4 992 205**
Non-current assets held for sale	**550**	**-**
TOTAL ASSETS	**13 754 400**	**12 423 630**
Equity and liabilities		
EQUITY		
Share capital	2 000 000	2 000 000
Other reserves	9 450	13 783
Retained earnings	6 966 856	6 952 166
TOTAL EQUITY	**8 976 306**	**8 965 949**
LIABILITIES		
Non-current liabilities		
Trade and other payables	4 671	6 305
Borrowings and finance lease liabilities	15 146	20 319
Derivative financial instruments	-	3 087
Liabilities due to employee benefits	877 436	853 096
Provisions for other liabilities and charges	531 705	556 589
	1 428 958	**1 439 396**
Current liabilities		
Trade and other payables	3 188 272	1 510 841
Borrowings and finance lease liabilities	9 838	8 612
Current corporate tax liabilities	28 523	343 022
Derivative financial instruments	61	14 335
Liabilities due to employee benefits	68 507	66 199
Provisions for other liabilities and charges	53 935	75 276
	3 349 136	**2 018 285**
TOTAL LIABILITIES	**4 778 094**	**3 457 681**
TOTAL EQUITY AND LIABILITIES	**13 754 400**	**12 423 630**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Income statement

	Financial period			
	for the 3 months ended 30 June 2008	**for the 6 months ended 30 June 2008**	**for the 3 months ended 30 June 2007**	**for the 6 months ended 30 June 2007**
	(unaudited)	**(unaudited)**	**(unaudited)**	**(unaudited)**
CONTINUED ACTIVITIES:				
Sales	3 028 621	6 030 935	3 216 585	5 860 077
Cost of sales	(1 842 524)	(3 508 126)	(1 717 803)	(3 201 584)
Gross profit	**1 186 097**	**2 522 809**	**1 498 782**	**2 658 493**
Selling costs	(18 514)	(36 601)	(20 275)	(41 015)
Administrative expenses	(113 790)	(265 811)	(139 332)	(278 497)
Other operating income	162 469	522 858	465 039	1 251 419
Other operating costs	(189 286)	(548 755)	(637 814)	(1 323 124)
Operating profit	**1 026 976**	**2 194 500**	**1 166 400**	**2 267 276**
Finance costs - net	(8 460)	(17 813)	(6 196)	(12 184)
Profit before income tax	**1 018 516**	**2 176 687**	**1 160 204**	**2 255 092**
Income tax expense	(186 022)	(361 997)	(229 115)	(397 421)
Profit for the period	**832 494**	**1 814 690**	**931 089**	**1 857 671**
Earnings per share during the period (in PLN per share)				
- basic	4.16	9.07	4.66	9.29
- diluted	4.16	9.07	4.66	9.29

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of changes in equity

	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2007	**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Impact of cash flow hedging valuation	-	698 586	-	698 586
Fair value losses on available-for-sale financial assets	-	(1 480)	-	(1 480)
Deferred tax	-	(137 452)	-	(137 452)
Total income/(expenses) recognised directly in equity	**-**	**559 654**	**-**	**559 654**
Profit for the period	-	-	1 857 671	1 857 671
Total recognised income/(expenses)	**-**	**559 654**	**1 857 671**	**2 417 325**
Dividends for 2006	-	-	(3 394 000)	(3 394 000)
At 30 June 2007 (unaudited)	**7 413 573**	**128 128**	**(402 562)**	**7 139 139**
At 1 January 2008	**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
Impact of cash flow hedging valuation	-	(2 095)	-	(2 095)
Fair value losses on available-for-sale financial assets	-	(2 079)	-	(2 079)
Deferred tax	-	(159)	-	(159)
Total income/(expenses) recognised directly in equity	**-**	**(4 333)**	**-**	**(4 333)**
Profit for the period	-	-	1 814 690	1 814 690
Total recognised income/(expenses)	**-**	**(4 333)**	**1 814 690**	**1 810 357**
Dividends for 2007	-	-	(1 800 000)	(1 800 000)
At 30 June 2008 (unaudited)	**2 000 000**	**9 450**	**6 966 856**	**8 976 306**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Cash flow statement	Financial period	
	for the 6 months ended 30 June 2008	for the 6 months ended 30 June 2007
	(unaudited)	(unaudited)
Cash flow from operating activities		
Cash generated from operating activities	1 867 209	2 272 097
Income tax paid	(672 714)	(584 496)
Net cash generated from operating activities	**1 194 495**	**1 687 601**
Cash flow from investing activities		
Purchase of shares in subsidiaries	(102 317)	(30 426)
Purchase of property, plant and equipment and intangible assets	(461 481)	(421 752)
Proceeds from sale of property, plant and equipment and intangible assets	3 779	1 830
Purchase of held-to-maturity investments	-	(41 847)
Proceeds from sale of held-to-maturity investments	-	12 400
Purchase of available-for-sale financial assets	(100 267)	(200 000)
Proceeds from sale of available-for-sale financial assets	151	61 254
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(13 361)	(32 152)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund	-	22 096
Loans granted	(7 056)	(1 436)
Repayments of loans granted	53	9 575
Interest received	43	290
Dividends received	136 619	205 167
Other investment expenses	(8 320)	(9 686)
Net cash used in investing activities	**(552 157)**	**(424 687)**
Cash flow from financing activities		
Repayments of loans	(3 000)	(3 000)
Payments of liabilities due to finance leases	-	(4 040)
Interest paid	(249)	(432)
Net cash used in financing activities	**(3 249)**	**(7 472)**
Total net cash flow	**639 089**	**1 255 442**
Exchange losses on cash and cash equivalents	(1 686)	(16 288)
Movements in cash and cash equivalents	**637 403**	**1 239 154**
Cash and cash equivalents at beginning of the period	**2 534 995**	**2 093 436**
Cash and cash equivalents at end of the period	**3 172 398**	**3 332 590**
including restricted cash and cash equivalents	1 472	1 932

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Selected explanatory data

I. Selected additional notes

1. Changes in provisions for other liabilities and charges

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007	**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
Increase	87 297	85 122	-	30	2 145
Decrease	(18 672)	(7 315)	(94)	(132)	(11 131)
Provisions at 30 June 2007	**593 185**	**537 061**	**5 193**	**15 270**	**35 661**
of which:					
Non-current provisions	**556 228**	**530 887**	**-**	**-**	**25 341**
Current provisions	**36 957**	**6 174**	**5 193**	**15 270**	**10 320**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007	**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
Increase	270 332	234 006	4 779	352	31 195
Decrease	(163 027)	(142 949)	(5 256)	(505)	(14 317)
Provisions at 31 December 2007	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
of which:					
Non-current provisions	**556 589**	**527 623**	**4 272**	**-**	**24 694**
Current provisions	**75 276**	**22 688**	**538**	**15 219**	**36 831**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Increase	35 505	30 216	670	2 363	2 256
Decrease	(81 730)	(57 387)	(60)	(377)	(23 906)
Provisions at 30 June 2008	**585 640**	**523 140**	**5 420**	**17 205**	**39 875**
of which:					
Non-current provisions	**531 705**	**505 410**	**4 320**	**-**	**21 975**
Current provisions	**53 935**	**17 730**	**1 100**	**17 205**	**17 900**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

2. Sales

	Financial period			
	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008	for the 3 months ended 30 June 2007	for the 6 months ended 30 June 2007
Copper, precious metals, smelter by-products	2 989 243	5 949 936	3 180 684	5 784 601
Salt	3 243	9 393	2 717	8 191
Services	11 855	22 699	11 330	23 246
Other goods	2 585	5 394	3 098	8 436
Goods for resale	10 023	22 259	9 852	19 198
Wastes and production materials	11 622	21 092	8 125	15 333
Other materials	50	162	779	1 072
Total	**3 028 621**	**6 030 935**	**3 216 585**	**5 860 077**

3. Costs by type

	Financial period			
	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008	for the 3 months ended 30 June 2007	for the 6 months ended 30 June 2007
Depreciation of property, plant and equipment and amortisation of intangible assets	115 866	231 941	103 258	203 947
Employee benefit costs	567 759	1 181 706	529 147	1 089 116
Materials and energy consumption	922 596	1 695 156	771 594	1 374 005
External services	260 461	477 521	205 340	406 589
Taxes and charges	83 292	153 413	64 115	132 800
Advertising costs and representation expenses	4 948	11 191	12 612	19 151
Property and personal insurance	2 991	6 161	3 413	6 919
Research and development costs not capitalised in intangible assets	682	682	536	628
Other costs, of which:	3 398	5 650	7 703	8 860
Write-down of inventories	599	599	456	456
Allowance for impairment of receivables	-	-	40	40
Reversal of write-down of inventories	-	(635)	9	(388)
Reversal of allowance for impairment of receivables	(1)	(3)	(1)	(2 374)
Other operating costs	2 800	5 689	7 199	11 126
Total costs by type	**1 961 993**	**3 763 421**	**1 697 718**	**3 242 015**
Cost of goods for resale and materials sold (+)	20 030	41 457	17 806	34 527
Change in inventories of finished goods and work in progress (+/-)	17 881	46 872	172 519	266 928
Cost of manufacturing products for internal use (-)	(25 076)	(41 212)	(10 633)	(22 374)
Total cost of sales, selling and administrative costs	**1 974 828**	**3 810 538**	**1 877 410**	**3 521 096**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

4. Other operating income

	Financial period			
	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008	for the 3 months ended 30 June 2007	for the 6 months ended 30 June 2007
Income and gains from financial instruments classified under other operating activities, resulting from:	112 080	277 120	458 985	1 037 087
Interest on financial instruments	33 710	62 108	32 054	54 423
Gains from the disposal of financial instruments	2 999	3 997	15 005	15 625
Measurement and realisation of derivative instruments	75 371	211 010	418 166	966 764
Foreign exchange losses	-	-	(6 496)	-
Reversal of allowance for impairment of financial receivables	-	5	256	275
Non-financial interest	4	4 445	-	127
Reversal of allowance for impairment of non-financial receivables	151	4 432	-	-
Dividends received	45 209	228 069	-	205 167
Release of unused provisions	2 887	4 592	1 635	1 635
Penalties and compensation received	1 010	2 008	349	1 074
Excess payments of property tax	-	-	-	1 666
Government grants and other donations received	608	845	1 033	1 113
Other operating income/gains	520	1 347	3 037	3 550
Total other operating income	**162 469**	**522 858**	**465 039**	**1 251 419**

5. Other operating costs

	Financial period			
	for the 3 months ended 30 June 2008	for the 6 months ended 30 June 2008	for the 3 months ended 30 June 2007	for the 6 months ended 30 June 2007
Costs and losses on financial instruments classified as other operating costs:	177 578	524 851	594 196	1 268 322
Measurement and realisation of derivative instruments	120 894	378 852	546 297	1 220 278
Interest on overdue financial liabilities	(5)	16	-	111
Foreign exchange losses	56 681	145 975	47 922	47 922
Allowances for impairment of other financial receivables	8	8	(23)	11
Allowances for impairment of other non-financial receivables	(2 299)	170	11 255	11 364
Losses on the sale of property, plant and equipment	1 382	3 063	706	3 118
Donations granted	5 339	7 183	2 312	6 092
Interest on overdue non-financial liabilities	315	445	4 295	4 455
Provisions for liabilities due to:	2 953	4 910	12 502	15 539
Decommissioning of mines	1 358	1 358	12 709	15 356
Disputed issues and court proceedings	2 058	2 363	4	30
Other	(463)	1 189	(211)	153
Penalties and compensation paid	105	1 359	591	1 455
Amortisation of interest on receivables	-	-	5 304	5 304
Effects of the decision after tax control	-	-	2 392	2 392
Other operating costs/losses	3 913	6 774	4 261	5 083
Total other operating costs	**189 286**	**548 755**	**637 814**	**1 323 124**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

6. Net finance costs

	Financial period			
	for the 3 months ended 30 June 2008	**for the 6 months ended 30 June 2008**	**for the 3 months ended 30 June 2007**	**for the 6 months ended 30 June 2007**
Interest expense:	**(280)**	**365**	**43**	**443**
On loans	71	243	156	366
Due to finance leases	(351)	122	(113)	77
Net exchange gains on borrowings	(658)	(1 030)	(527)	(364)
Changes in the value of provisions due to unwinding of discount	9 398	18 478	6 680	12 105
Total net finance costs	**8 460**	**17 813**	**6 196**	**12 184**

7. Cash generated from operating activities

	Financial period	
	for the 6 months ended 30 June 2008	**for the 6 months ended 30 June 2007**
Profit for the period	**1 814 690**	**1 857 671**
Adjustments:	**454 060**	**317 556**
Income tax from the income statement	361 997	397 421
Depreciation/amortisation	231 941	203 947
Interest and share in profits (dividends)	(227 780)	(205 335)
Foreign exchange losses	889	16 817
Change in provisions	12 973	19 097
Change in derivative instruments	71 179	(100 882)
Other adjustments	2 861	(13 509)
Changes in working capital:	**(401 541)**	**96 870**
Inventories	(94 913)	17 792
Trade and other receivables	(332 488)	(8 431)
Trade and other payables	25 860	87 509
Cash generated from operating activities	**1 867 209**	**2 272 097**

II. Items affecting assets, liabilities, equity, profit for the period or cash flow, which are unusual as respects their type, amount or degree of influence

1. List of significant achievements or failures during the reported period, together with a list of the most important related events.

Proceedings in a dispute concerning the payment of damages to BOBMARK INTERNATIONAL

In April 2003 BOBMARK INTERNATIONAL Spółka z o.o. with its registered head office in Warsaw filed a suit with the Regional Court in Legnica, Civil Section I against the Company and PEW AQUAKONRAD S.A. in liquidation in Iwiny for the payment of damages amounting to PLN 12 299 thousand due to deterioration of water from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A. At present the value of the amount under dispute, considering restriction of the suit, amounts to PLN 11 839 thousand.

By a ruling dated 31 March 2008 the Court ordered the experts of Contract Consulting Kumela i Wspólnicy Spółka Jawna in Kraków to prepare within one month an additional opinion comprising an answer to the questions contained in the litigant's letter of the plaintiff.

On 23 July 2008 a second expert opinion arrived at the Company. Both the first and second expert opinions are favorable for KGHM Polska Miedź S.A. The Court has set a trial date of 29 August 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Decision of the Constitutional Tribunal regarding the property tax on underground mining facilities

Due to the review of a constitutional complaint by the Constitutional Tribunal, submitted on 14 July 2006 by KGHM Polska Miedź S.A., with respect to the property tax on underground mining facilities and the buildings and equipment located within these facilities, the Constitutional Tribunal on 8 April 2008 issued a Decision in which it cancelled proceedings due to the inadmissibility of issuing decrees based on art. 39 sec. 1 point 1 of the act dated 1 August 1997 on the Constitutional Tribunal.

The Tribunal recognised KGHM Polska Miedź S.A. as a public entity which is not protected by Constitutional rights.

The Company, disagreeing with this decision, on 26 May 2008 submitted a complaint to the Constitutional Tribunal against this decision.

The basis for submitting this complaint was mainly the official position of the Minister of the State Treasury contained in a letter dated 25 March 2008, in which the State Treasury stated that it does not have a decisive impact on KGHM as understood by the act on the transparency of financial relations between public bodies and public companies, which means that the Company is not in the category of public entities. Therefore the Company is entitled, as is every other economic entity, to such rights as constitutional protection and the right of access to proceedings before the Constitutional Tribunal.

In view of the above, the Company withdrew complaints from administrative courts respecting the property tax on underground mining facilities for the years 2003-2007. The decision of the Constitutional Tribunal does not have financial consequences for KGHM Polska Miedź S.A. due to the fact that the Company continually regulates its liabilities respecting property tax due to decisions issued by tax bodies.

Selection of other significant events covered by current reports

Company bodies

On 17 April 2008 the Supervisory Board of the Company appointed Mirosław Krutin to the position of President of the Management Board of KGHM Polska Miedź S.A. as of 23 April 2008.

On 23 April 2008 the Supervisory Board of the Company:
- recalled from the position of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.: Marek Fusiński, Stanisław Kot and Ireneusz Reszczyński,
- appointed Maciej Tybura and Herbert Wirth to the position of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.
- appointed Herbert Wirth as I Vice President of the Management Board of KGHM Polska Miedź S.A.

On 26 June 2008 the Ordinary General Shareholders' Meeting:
- approved the separate and consolidated financial statements of the Company and the KGHM Polska Miedź S.A. Group for financial year 2007,
- resolved to appropriate the profit for financial year 2007,
- agreed to cover the losses from prior years by reserve capital having arisen due to restatement of the opening balance following the adoption, beginning from 1 January 2007, in the accounting policy of the Company, of International Financial Reporting Standards,
- approved of the performance of duties in financial year 2007 of all members of the Management Board and the Supervisory Board of the Company,
- appointed to the Supervisory Board of the Company for a new term the following persons: Marcin Dyl, Arkadiusz Kawecki, Jacek Kuciński, Marek Panfil, Marek Trawiński, Marzenna Weresa and elected by the employees of the Company: Józef Czyczerski, Leszek Hajdacki and Ryszard Kurek. All of the Members of the Supervisory Board of KGHM Polska Miedź S.A. appointed on 26 June 2008 had already served on the Supervisory Board of the Company in the previous term.

Change of proposal of the Management Board concerning the appropriation of profit

On 16 May 2008 the Management Board of KGHM Polska Miedź S.A. resolved to change the proposal of the Management Board of the Company to the General Shareholders' Meeting concerning the appropriation of profit for financial year 2007 dated 4 March 2008. In accordance with the proposal accepted on 16 May 2008, the Management Board of the Company proposed to the General Shareholders' Meeting payout of a dividend of PLN 1.8 billion, i.e. PLN 9.00 per share.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

The higher level of the dividend recommended is due to the anticipated postponement of investments planned for 2008, mainly due to the extended process of acquiring the shares of Polkomtel S.A. from TDC.

On 26 June 2008 the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. approved the proposal of the Management Board concerning the appropriation of profit for financial year 2007.

Decision of the Court of Appeals

On 8 May 2008 the Court of Appeals in Wrocław, after examination of a case transferred by the Supreme Court for re-examination regarding abrogating resolution No. 8 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 14 June 2006 not granting approval to the performance of a former member of the Management Board, changed the ruling of the Regional Court in Legnica abrogating the above-mentioned resolution, and dismissed the claim of the former member of the Management Board related to abrogating the resolution.

Group

In the second quarter of 2008 the following changes in share capital were registered for the Group companies:

- an increase in the share capital of PU „Mercus Serwis" Sp. z o.o. by PLN 1 500 thousand on 25 March 2008.
  All of the newly-created shares were acquired by PHP „Mercus" Sp. z o.o. and were covered by a contribution in kind in the form of a property. Currently the share capital of the company amounts to PLN 2 200 thousand. 100% of the share capital of the company is owned by PHP „Mercus" sp. z o.o.
- an increase in the share capital of „Energetyka" sp. z o.o. by PLN 27 317 thousand on 3 June 2008. The new shares were acquired by KGHM Polska Miedź S.A. and paid for in cash. The share capital of the company after registration of the change amounts to PLN 248 793 thousand. KGHM Polska Miedź S.A. owns 100% of the share capital of „Energetyka" sp. z o.o.

2. Measurement of financial assets and property, plant and equipment

Financial assets
Due to the measurement and settlement of future cash flow hedging transactions in an amount reflecting the effective portion of the hedge, after reflecting the results in deferred tax, other reserves were decreased in the current quarter by PLN 3 771 thousand.
(an accrued decrease in other reserves by PLN 2 649 thousand since the beginning of the year)

Due to the measurement and settlement of available-for-sale financial assets at fair value, after reflecting the results in deferred tax, other reserves were increased in the current quarter by PLN 707 thousand.
(an accrued decrease in other reserves by PLN 1 684 thousand since the beginning of the year)

Due to the realisation and re-measurement of derivative instruments to fair value there was a decrease in financial result for the current quarter of PLN 45 523 thousand.
(an accrued decrease in financial result by PLN 167 842 thousand since the beginning of the year)

Property, plant and equipment and receivables
Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the financial result was charged in the current quarter by PLN 115 866 thousand.
(an accrued decrease in financial result by PLN 231 941 thousand since the beginning of the year)

Assets and the financial result in the current quarter were affected by allowances for impairment of receivables together with interest (an excess of allowances recognised over reversed), decreasing the financial result of the current quarter by PLN 2 443 thousand.
(an accrued increase in financial result by PLN 4 262 thousand since the beginning of the year)

The measurement of other assets did not significantly impact the current period financial result.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

3. Type and amounts of changes in estimates

Provisions

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

3.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is a decrease in the provision and an increase in financial result in the amount of PLN 7 952 thousand (after reflecting the results in deferred tax an increase in profit in the amount of PLN 6 442 thousand)

(an accrued decrease in profit by PLN 26 648 thousand since the beginning of the financial year)

3.2 provision for future costs of decommissioning (restoration) of the Parent Entity's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of prevailing law or standard practice. The result of this change in estimates is an increase in the provision in the amount of PLN 52 thousand, which decreased financial result in the amount of PLN 9 477 thousand and property, plant and equipment in the amount of PLN 9 425 thousand. The increase in the provision resulted in a decrease in deferred tax assets in the amount of PLN 359 thousand.

(an accrued decrease in provision by PLN 15 608 thousand since the beginning of the financial year, of which PLN 32 551 thousand was settled as a decrease in property, plant and equipment and PLN 16 943 thousand was settled as a decrease in profit)

3.3 provisions for future employee remuneration costs together with charges in the amount of PLN 147 385 thousand, paid (in accordance with the Collective Labour Agreements) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

(an accrued decrease in financial result by PLN 285 808 thousand since the beginning of the financial year)

3.4 provisions for liabilities due to court proceedings related to damages incurred due to a fire in an installation SOLINOX in 2004. The creation of these provisions caused a decrease in the financial result in the amount of PLN 1 950 thousand.

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

Deferred income tax

The result of differences between the carrying amount and tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was a decrease in the deferred tax asset in the current quarter in the amount of PLN 28 324 thousand, which was settled as a decrease of profit.
(an accrued decrease in the deferred tax asset by PLN 3 737 thousand since the beginning of the financial year, of which the following was settled:
- *as a decrease of profit, PLN 3 618 thousand*
- *as a decrease of the revaluation reserve on hedging financial instruments, PLN 119 thousand)*

There was a decrease in the deferred tax liability in the amount of PLN 693 thousand, of which the following was settled:
- as an increase of profit, PLN 562 thousand
- as an increase of the revaluation reserve on hedging financial instruments and on available-for-sale financial instruments, PLN 131 thousand

(an accrued increase in the deferred tax liability by PLN 204 thousand since the beginning of the financial year, of which the following was settled:
- *as a decrease of profit, PLN 164 thousand*
- *as a decrease of the revaluation reserve on hedging financial instruments and on available-for-sale financial instruments, PLN 40 thousand).*

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 156 840 thousand.

4. Factors and events, in particular those of an unusual nature, having a significant impact on the financial results achieved by the Company.

Production and financial results in the second quarter of 2008

In the second quarter of 2008, KGHM Polska Miedź S.A. produced 129 thousand t of electrolytic copper, including 25 thousand t from purchased copper-bearing materials (in the first half of 2008 respectively: 258 thousand t and 42 thousand t) and 308 t of metallic silver.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

The most significant factors impacting the value of sales in the second quarter of 2008 were macroeconomic factors:
- copper prices on the London Metal Exchange (LME) at the average level of 8 448 USD/t (in the first half of 2008: 8 108 USD/t),
- an average exchange rate of 2.18 PLN/USD (in the first half of 2008: 2.29 PLN/USD),
- average silver prices on the London Bullion Market (LBM) of 17.18 USD/troz (552 USD/kg; in the first half of 2008 respectively: 17.38 USD/troz and 559 USD/kg),

and the sales volume: 133 thousand t of copper and copper products, and 299 t of silver (in the first half of 2008 respectively: 265 thousand t and 563 t).

The **revenues from sales** achieved of PLN 3 028 621 thousand were lower than those achieved in the second quarter of 2007 by PLN 187 964 thousand, i.e. by 6%. This decrease in sales was due to:
- strengthening of the PLN from 2.82 PLN/USD to 2.18 PLN/USD,
- a decrease in the volume of copper sale (from 144 thousand t to 133 thousand t),

along with the following factors which increased revenues from sales:
- changes in results from the settlement of hedging transactions (an increase in the result from PLN (376 433) thousand to PLN 4 289 thousand),
- higher prices on the metals markets: copper (an increase from 7 637 USD/t to 8 448 USD/t) and silver (an increase from 13.33 USD/troz to 17.18 USD/troz),
- an increase in the volume of silver sale (from 264 t to 299 t).

In the second quarter of 2008, revenues from the sale of copper and copper products represented 83%, and silver 12% (in the comparable period of 2007 respectively: 87% and 10%) of total revenues from sales.

Operating costs in the second quarter of 2008 amounted to PLN 1 974 828 thousand and were higher versus the comparable prior period by PLN 97 418 thousand, i.e. by 5%, alongside a decrease in the volume of sales of copper products by 7%. The level of operating costs was primarily impacted by:
- the higher value of technological materials used and energy due to an increase in prices,
- the higher labour costs as a result of an increase in basic wages,
- settlement in operating costs of property tax concerning underground mines paid continually to local councils - gminas (effect of the decision of the Constitutional Tribunal),
- realisation of additional work related to ore preparation for exploitation (higher range of mine preparatory work).

The total unit cost of electrolytic copper production in the second quarter of 2008 amounted to 12 310 PLN/t and increased in comparison to the comparable prior period by 11 % (in the first six months of 2008 the total unit cost amounted to 11 684 PLN/t).

This increase in the cost of production is mainly due to an increase in cost by type as described above, and to the lower production of copper from internal charges by 7%. An interest in copper production from internal charges in the second quarter of 2007 amounted to 85%, and in the second quarter of 2008 it amounted to 81%.

Profit on sales (gross profit less administrative expenses and selling costs) in the second quarter of 2008 amounted to PLN 1 053 793 thousand and was lower by PLN 285 382 thousand, i.e. by 21%, than that achieved in the second quarter of 2007.

Other operating activities showed a loss in the second quarter of 2008 in the amount of PLN (26 817) thousand, of which the most significant items were:
- foreign exchange losses,
- the loss on measurement and realisation of derivative instruments, and
- the dividends from KGHM Ecoren S.A. and KGHM Metraco S.A.

In comparison to the result achieved in the comparable prior period the loss was lower by PLN 145 958 thousand, mainly due to lower negative result on measurement and realisation of derivative instruments and revenues from received dividends in the second quarter of 2008.

As a result of the factors described above, **operating profit** in the second quarter of 2008 amounted to PLN 1 026 976 thousand and decreased versus the comparable period by PLN 139 424 thousand, i.e. by 12%.

KGHM Polska Miedź S.A. earned a **profit for the second quarter of 2008** of PLN 832 494 thousand, which was lower by PLN 98 595 thousand, i.e. by 11%, than that achieved in the second quarter of 2007.

EBITDA in the second quarter of 2008 amounted to PLN 1 142 842 thousand (including depreciation/amortisation of PLN 115 866 thousand) and was lower by PLN 126 816 thousand (10%) than EBITDA in the comparable prior period.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Risk management

In the second quarter of 2008, strategies hedging the copper price represented approx. 28%, and those hedging the silver price approx. 31%, of the sales of these metals realised by the Company, while revenues from sales against currency risk were not hedged.

Derivative transactions entered into on the metals market were settled with a negative result. In the second quarter of 2008 the result on derivative instruments amounted to PLN (41 234) thousand, of which revenues from sales were adjusted in the amount of PLN 4 289 thousand, (the amount transferred from the revaluation reserve to profit or loss in the reporting period), PLN (10 787) thousand adjusted other operating costs and losses (loss from the realisation of derivative instruments), while PLN (34 736) thousand increased other operating costs and losses (loss from the measurement of derivative instruments). The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

In the second quarter of 2008, the Company did not implement copper price hedging strategies, while adjustment hedge transactions were implemented in the total volume of 1 850 t and maturity falling from May to December 2008. During the analysed period neither hedging strategies, nor adjustment hedge transactions with respect to silver prices and USD/PLN exchange rate were implemented.

KGHM Polska Miedź S.A. remains hedged for a portion of copper sales planned in the second half of 2008 (75 thousand t) and in the first half of 2009 (60 thousand t), for a portion of silver sales planned in the second half of 2008 (6 million troz) and in 2009 (9.6 million troz). The Company does not hold hedged positions for revenues from sales (currency market).

At 30 June 2008, the fair value of open positions in derivative instruments amounted to PLN 24 142 thousand, of which PLN 23 819 thousand related to the fair value of hedging instruments, while PLN 323 thousand related to the fair value of trade instruments. The fair value of transactions settled on 2 July 2008 in the amount of PLN 482 thousand was recognised in other financial receivables. The fair value of open positions in derivative instruments varies, depending on changes in market conditions, and the final result on these transactions may vary significantly from the measurements described above.

At the end of the first half of 2008, the revaluation reserve amounted to PLN 7 800 thousand, of which PLN 1 953 thousand related to the effective portion of the result from the measurement of transactions hedging metals price risk, while PLN 5 847 thousand related to the effective portion of the result from the measurement of transactions hedging currency risk (currency credit).

At 31 March 2008, the revaluation reserve from measurement of the effective portion of the fair value of hedging instruments amounted to PLN 11 868 thousand.

During the second quarter of 2008 the change in the revaluation reserve (a decrease) amounted to PLN 4 068 thousand. This amount is comprised of changes in the fair value recognised during the quarter in the revaluation reserve due to the effective portion of hedging transactions, i.e. an increase of the revaluation reserve by PLN 221 thousand, and the amount transferred from the revaluation reserve to profit and loss due to the settlement of hedging transactions, a decrease of the revaluation reserve by PLN 4 289 thousand (an adjustment *in plus* of revenues from sales for the second quarter of 2008).

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

III. Contingent and other off-balance sheet items

	At 30 June 2008	Increase/(decrease) since the end of the last financial year
Contingent receivables	**13 238**	**(109 734)**
Guarantees received	577	-
Contested State budget issues	12 661	(109 734)
Off-balance sheet receivables - inventions, implementation of projects	**25 195**	**-**
Contingent liabilities	**630 521**	**(45 365)**
Guarantees granted	10 636	(2 175)
Disputed issues, pending court proceedings	12 376	4 893
Contingent penalties	1 627	(2 211)
Agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	594 671	(47 060)
Preventive measures in respect of mine-related damages	11 208	1 208
Other	3	(20)
Off-balance sheet liabilities	**458 745**	**7 556**
Inventions, implementation of projects	69 176	13 588
Operating leases	21 820	(682)
Future payments due to perpetual usufruct of land	367 749	(5 350)

The value of contingent assets was determined based on estimates.

Lubin, 13 August 2008

GŁÓWNY KSIĘGOWY KGHM
DYREKTOR GENERALNY
Centrum Usług Księgowych
Ludmiła Mordylak

WICEPREZES ZARZĄDU
Maciej Tybura

I WICEPREZES ZARZĄDU
Herbert Wirth

END